Filed by Lionheart III Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lionheart III Corp

Commission File No. 001-41011

Commission File No. for related Registration Statement: 333-267301

30 January 2023

4C Q4/2022 – Quarterly Activity Report

The Deal moving forward.

Combined NASDAQ entity expected to be valued at $360 million (US)

•	Lionheart III Corp (“Lionheart III”) and Security Matters Limited (“SMX”) are working extensively to close the business combination

•	Lionheart Shareholder meeting results will be published the 1 February 2023

•	SMX Shareholder meeting and Optionholder meetings will take place on the 7 of February 2023

•	TrueGold accredited by the London Bullion Market Association (LBMA) building trust and enables a transparent supply chain for gold from mine to marketplace and recycling

•	SMX Continental break through deal ensures ethical sourcing and sustainability in rubber tyre supply chain

•	The total amount of invoices issued in 2022 reached the amount US$1,478K, an increase of 35% compared to US$1,091K in 2021.

Security Matters Limited (ASX: SMX) (Security Matters or the Company), a company focused on digitising physical objects on the blockchain to enable a circular and closed loop economy, is delighted to provide an overview of its operational highlights for the three months ended 31 December 2022 (“Quarter”, “Reporting Period”) to accompany its Appendix 4C.

Corporate & Financial highlights

Financial

The total amount of invoices issued in 2022 reached the amount US$1,478K, an increase of 35% compared to US$1,091K in 2021.

R&D expenses for the quarter were US$129K, a decrease of 39% compared to US$212K in Q3 2022 and an increase of 11% compared to US$116K in Q2 2022.

Staff costs are the major company expense. In Q4 it totaled to US$690K, a decrease of 19% compared to total of US$857K in Q3.

Marketing costs were US$137K, a decrease of 22% compared to US$176K in Q3 2022. The main decrease is in travel costs.

Security Matters Ltd | ABN 78626192998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

SMX Latest IPO Update, as mentioned in the Scheme Booklet.

In order to allow time for the Scheme Booklet to be sent to participants in the Scheme and the Option Scheme, the Court has made orders postponing the Scheme Meeting and the Option Scheme Meeting to 7 February 2023 (rather than 1 February 2023, as originally ordered). The details of the meetings are otherwise the same, with the same virtual hearing link and access mechanisms that were previously provided to shareholders and relevant optionholders.

The Court has also ordered that the second court hearing date will be heard on 10 February 2023 (rather than 6 February 2023, as originally ordered).

SMX will make arrangements to postpone the General Meeting, scheduled to be held on the same day as the Scheme Meeting and Option Scheme Meeting (originally 1 February 2023), so that it is also held on 7 February 2023.

The Lionheart Shareholder meeting has been scheduled for 1:00 p.m. EST on the 30 of January 2023, Eastern Standard Time (GMT-5).

TrueGold accredited by the London Bullion Market Association (LBMA) building trust and enables a transparent supply chain for gold from mine to marketplace and recycling

The London Bullion Market Association (LBMA) the independent authority in ensuring the highest standards of integrity and transparency for the global precious metals industry, has named trueGold, along with four other companies – as a recognised and accredited security features provider.

The LBMA identified trueGold as the only company that can invisibly ‘mark’ the gold with a durable marker, that will allow a complete mine-to-marketplace, to recycle and reuse. Enabling an ethical gold supply chain assurance, to tangibly authenticate and provide irrefutable proof of quality, quantity, and origin of gold for credible ESG reporting in real time.

Continental and SMX break through deal ensures ethical sourcing and sustainability in rubber tyre supply chain

Continental and SMX, have succeeded for the first time in verifying beyond doubt a marker substance for natural rubber in a tire, and thus throughout the entire production process. The dedicated marker technology, which both companies optimized for use in natural rubber, is designed to create greater transparency along the entire value chain of tires and technical rubber products from Continental. Provided with special security features, the use of the marker substances enables the invisible marking of natural rubber with information on its geographical origin. This means, for example, that responsibly sourced natural rubber and its origin can be verified at every stage of the supply chain all the way to the customer. By doing so, Continental is further strengthening its pioneering role in its commitment to greater transparency along its supply chain. By 2050 at the latest, all materials that Continental uses in its tire production will originate from responsible sources.

Security Matters Ltd | ABN 78626192998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

Outlook

During this time of continuing economic and health uncertainties, there is an increasing focus on ESG requirements for businesses and industries to adhere to, from various regulatory bodies, NGOs, stakeholders, shareholders, and the wider public community. With an increase in companies seeking to meet their ESG responsibilities as well as transition successfully to a closed loop circular economy, SMX is well resourced to scale its technology to enable businesses to transition to a truly circular economy, where sustainability, transparency and traceability of origination are a key focus.

SMX expects to continue to build its resilience by strengthening its cost controls and balance sheet. The company will maintain a strategy focused on its key market segments and work towards accelerating the speed of adoption and commercialisation of its technology.

SMX expects to rely on the strong momentum, agility and capability of its unique technological and digital platform offering ESG solutions to its clients, allowing them to track and authenticate from raw material to finished product through every stage of the supply chain. In addition to being able to efficiently sort, to recycle and reuse materials at the product’s end of life.

SMX plans to increase R&D activities with near term commercial opportunities relating to palm oil, cocoa and soybean.

—Ends—

By order of the SMX Board.

For further information, please contact:

Media Enquiries - SMX	Corporate Enquiries
Melissa Hamilton	Eric Dusansky
Media and Capital Partners	Inflection Partners LLC
P: 04 1775 0274	P: +1 (917) 420 1309

E: Melissa.hamilton@mcpartners.com.au	E: eric@inflectionpartnersllc.com

About Lionheart III Corp

Lionheart III Corp is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. For more information, visit: [https://lheartcapital.com/our-companies/lionheart-iii/.]

About Security Matters Limited

Security Matters Ltd (ASX:SMX) has commenced commercializing its innovative patented platform technology service and holds close to 100 patents, in various stages of approval, to permanently and irrevocably “mark” any object either solid, liquid or gas, to give materials memory.

SMX is the leader of Industry 5.0 evolution enabling companies to transform from a linear to circular economy.

Follow us through our social channel @secmattersltd

Security Matters Ltd | ABN 78626192998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

Important Information and Where to Find It

In connection with the potential business combination (the “proposed business combination”), a registration statement on Form F-4 (the “Registration Statement”), was filed by Empatan Public Limited Company, a public limited company incorporated in Ireland with registered number 722009 (the “Parent”) with the U.S. Securities and Exchange Commission (the “SEC”). Upon the closing of the proposed business combination, it is expected that the Parent will be the ultimate parent of Lionheart III Corp (“Lionheart”) and Security Matters Limited (“SMX”). The Registration Statement includes a preliminary proxy statement/prospectus of Lionheart. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. The Registration Statement was declared effective by the SEC on January 19, 2023, the definitive proxy statement/prospectus was filed with the SEC on January 19, 2023. Lionheart’s stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Lionheart III Corp, 4218 NE 2nd Avenue, Miami, Florida 33131.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies

This communication is not a solicitation of a proxy from any investor or securityholder. Lionheart, SMX, and their respective directors, executive officers and other members of their management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies of Lionheart’s stockholders in connection with the proposed business combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of Lionheart’s directors and executive officers in Lionheart’s Annual Report on Form 10-K filed with the SEC on April 14, 2022, the proxy statement/prospectus, other relevant materials filed with the SEC in connection with the proposed business combination when they become available, and other reports filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

Forward-Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, including the identification of a target business and potential business combination or other such transaction, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the annual report on Form 10-K filed by Lionheart on April 14, 2022 and the proxy statement/prospectus filed relating to the proposed business combination. Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of SMX and Lionheart to successfully or timely

Security Matters Ltd | ABN 78626192998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Lionheart or equity holders of SMX is not obtained; (iii) failure to realize the anticipated benefits of the proposed business combination; (iv) SMX’s limited operating history; (v) SMX’s ability to grow and manage its growth effectively; (vi) SMX’s ability to execute its business plan; (vii) SMX’s estimates of the size of the markets for its products; (viii) the rate and degree of market acceptance of SMX’s products; (ix) SMX’s ability to identify and integrate acquisitions; (x) SMX’s future investments in its technology and operations; (xi) potential litigation involving Lionheart or SMX or the validity or enforceability of SMX’s intellectual property; (xii) risks relating to the uncertainty of the projected financial information with respect to SMX; (xiii) the effects of competition on SMX’s business; (xiv) developments and changes in laws and regulations; (xv) the impact of significant investigative, regulatory or legal proceedings; (xvi) general economic and market conditions impacting demand for SMX’s products and services; (xvii) the amount of redemption requests made by Lionheart’s public stockholders; (xviii) the amount of cash available following any redemptions by Lionheart stockholders; (xix) the ability to meet Nasdaq’s listing standards following the consummation of the proposed transaction; (xx) the ability of Lionheart or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; and such other risks and uncertainties as are discussed in the Lionheart’s annual report on Form 10-K filed with the SEC on April 14, 2022 and the proxy statement/prospectus filed relating to the proposed business combination. Other factors include the possibility that the proposed business combination does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Lionheart expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Lionheart’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Security Matters Ltd | ABN 78626192998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities

subject to Listing Rule 4.7B

Name of entity

Security Matters Limited

ABN	Quarter ended (“current quarter”)

78 626 192 998	31 December, 2022

Consolidated statement of cash flows	Current quarter $US’000	Year to date (12 months) $US’000
1. Cash flows from operating activities
1.1 Receipts from customers	358	1,716
1.2 Payments for
(a) research and development	-129	-705
(b) product manufacturing and operating costs	—	—
(c) advertising and marketing	-137	-478
(d) leased assets	—	-11
(e) staff costs	-690	-2,741
(f) administration and corporate costs	-150	-1,156
1.3 Dividends received (see note 3)	—	—
1.4 Interest received	—	3
1.5 Interest and other costs of finance paid	-6	-19
1.6 Income taxes paid	—	—
1.7 Government grants and tax incentives	—	—
1.8 Other (VAT & GST returns)	201	582

1.9 Net cash from / (used in) operating activities	-553	-2,809

2. Cash flows from investing activities
2.1 Payments to acquire or for:
(a) entities	—	—
(b) businesses	—	—
(c) property, plant and equipment	-10	-195
(d) investments	—	—
(e) intellectual property	-152	-1,005
(f) other non-current assets	—	-319

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows	Current quarter $US’000	Year to date (12 months) $US’000
2.2 Proceeds from disposal of:
(a) entities	—	—
(b) businesses	—	—
(c) property, plant and equipment	—	—
(d) investments	—	—
(e) intellectual property	—	—
(f) other non-current assets	—	—
2.3 Cash flows from loans to other entities	—	-87
2.4 Dividends received (see note 3)	—	—
2.5 Other (provide details if material)	—	—

2.6 Net cash from / (used in) investing activities	-162	-1,606

3. Cash flows from financing activities
3.1 Proceeds from issues of equity securities (excluding convertible debt securities)	—	220
3.2 Proceeds from issue of convertible securities	—	600
3.3 Proceeds from exercise of options	—	10
3.4 Transaction costs related to issues of equity securities or convertible debt securities		-129
3.5 Proceeds from borrowings	1,780	2,809
3.6 Repayment of borrowings	—	-167
3.7 Transaction costs related to loans and borrowings	—	-82
3.8 Dividends paid	—	—
3.9 Other (Merger transaction cost)	-268	-1,479

3.10 Net cash from / (used in) financing activities	1,512	1,782

4. Net increase / (decrease) in cash and cash equivalents for the period
4.1 Cash and cash equivalents at beginning of period	634	4,170
4.2 Net cash from / (used in) operating activities (item 1.9 above)	-553	-2,809
4.3 Net cash from / (used in) investing activities (item 2.6 above)	-162	-1,606

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows	Current quarter $US’000	Year to date (12 months) $US’000
4.4 Net cash from / (used in) financing activities (item 3.10 above)	1,512	1,782
4.5 Effect of movement in exchange rates on cash held	-2	-108

4.6 Cash and cash equivalents at end of period	1,429	1,429

5. Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $US’000	Previous quarter $US’000
5.1 Bank balances	1,429	634
5.2 Call deposits	—	—
5.3 Bank overdrafts	—	—
5.4 Other (provide details)	—	—

5.5 Cash and cash equivalents at end of quarter (should equal item 4.6 above)	1,429	634

6. Payments to related parties of the entity and their associates		Current quarter $US’000
6.1 Aggregate amount of payments to related parties and their associates included in item 1		10
6.2 Aggregate amount of payments to related parties and their associates included in item 2

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

Payments to directors -US$ 10K.

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.   Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

	Total facility amount at quarter end $US’000	Amount drawn at quarter end $US’000
7.1 Loan facilities	—	—
7.2 Credit standby arrangements	—	—
7.3 Other (customers outstanding debt.	—	—
7.4 Total financing facilities	—	—
7.5 Unused financing facilities available at quarter end		—

7.6  Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

8. Estimated cash available for future operating activities		$US’000
8.1 Net cash from / (used in) operating activities (item 1.9)		-553
8.2 Cash and cash equivalents at quarter end (item 4.6)		1,429
8.3 Unused finance facilities available at quarter end (item 7.5)		—

8.4 Total available funding (item 8.2 + item 8.3)		1,429

8.5 Estimated quarters of funding available (item 8.4 divided by item 8.1)		2.58

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6 If item 8.5 is less than 2 quarters, please provide answers to the following questions:
8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
Answer: NA

8.6.2  Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: NA
8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
Answer: NA

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	28 January 2023

Authorised by:	Chief Executive Officer
(Name of body or officer authorising release – see note 4)

Notes

1.

This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.

If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.

If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.

If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.